Long Island Iced Tea Corp.

12-1 Dubon Court

Farmingdale, NY 11735

December 21, 2017

VIA EDGAR

Mr. John Reynolds

Securities and Exchange Commission

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

Re:	Long Island Iced Tea Corp.
Registration Statement on Form S-1
File No. 333-221737
Application for Withdrawal of Registration Statement

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Long Island Iced Tea Corp. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-221737 (the “Form S-1 Registration Statement”), relating to the offering of the Company’s securities.

The Form S-1 Registration Statement was filed in connection with a proposed public offering of the Company’s common stock and warrants. The Company has determined that at this time it will not proceed with the registration and sale of the securities as contemplated in the Form S-1 Registration Statement. The Company has not offered or sold any securities under the Form S-1 Registration Statement.

Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-1 Registration Statement as soon as possible.

Should you have any questions regarding this matter, please call Philip Thomas at (855) 542-2832.

Sincerely,

LONG ISLAND ICED TEA CORP.

By:	/s/ Philip Thomas
Name:	Philip Thomas
Title:	Chief Executive Officer